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April 22, 2013

VIA EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Investors Trust

(File Nos. 33-23512; 811-5629)

Dear Ms. Marquigny:

This letter responds to comments provided to Jay Stamper and Paul Caldarelli on April 8, 2013, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 111 filed on or about February 11, 2013, to the Registration Statement on Form N-1A for ING Investors Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.              Comment:                                                             The Staff requested that pursuant to Instruction 1 to Item 1 on Form N-1A the Registrant present information on the front cover in the call out box in a single sentence and pair down its contents.

Response:                                                               The Registrant appreciates the Staff’s comment but the Registrant believes the additional disclosure is appropriate and in compliance with General Instruction C. 3(b).

2.              Comment:                                                             The Staff requested that pursuant to Item 2 on Form N-1A the Registrant delete or move any additional language included in the investment objectives section of each prospectus that would be considered strategy disclosure.  Many of the investment objectives contain more than one sentence which could be moved to Item 4.

Response:                                                               The Registrant appreciates the Staff’s comment but believes the portfolios’ investment objectives are properly disclosed.  In addition, any changes to these investment objectives would require a 60 day notification to shareholders.  These investment objectives have been stated in this manner since a portfolio’s inception.  Any new portfolios that are filed will contain investment objectives that do not contain any statements that would be considered investment strategy disclosure.

Fee Tables

3.              Comment:                                                             The Staff requested that the fee tables in each prospectus only reflect waivers or reimbursements, and related footnotes, if such waiver will impact the total annual portfolio operating expenses presented in the table in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response:                                                                The Registrant confirms that the fee waivers or reimbursements, and related footnotes, will only be included in accordance with Instruction 3(e) to Item 3 of Form N-1A.

4.              Comment:                                                             The Staff requested that the Registrant confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:                                                                The Registrant confirms that the line item “Acquired Fund Fees and Expenses” has been included for those portfolios whose investment in other investment companies and ETFs exceeded 0.01% of average net assets of a portfolio in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Expense Examples

5.              Comment:                                                             The Staff requested that the language after the Expense Examples “The Examples reflect applicable expense limitation agreements and/or waivers in effect, if any, for the one-year period and the first year of the three-, five-, and ten-year periods.” should be deleted.  Pursuant to Form N-1A it is not permitted or required disclosure.

Response:                                                                The Registrant appreciates the Staff’s comment but the Registrant believes this disclosure is additional information that should be provided to a shareholder in order to completely understand the fee arrangements for a portfolio and their impact on the expenses of a portfolio.  In addition, the Registrant does not believe that Item 3 is intended to prevent the Registrant from disclosing such circumstances, and accordingly, the Registrant believe that the current disclosure is in compliance with Instruction 3(e) to Item 3.

General Language

6.              Comment:                                                             The Staff requested that the Registrant consider changing certain qualifiers, i.e. “mostly”, “primarily”, and “substantial” to something more descriptive.

Response:                                                                The Registrant appreciates the Staff’s comment but the Registrant believes that these are commonly used and understood terms throughout the mutual fund industry.

7.              Comment:                                                             The Staff requested that the Registrant disclose if the Registrant is using derivatives to comply with the 80% investment requirement of the “names rule” (Rule 35d-

1).  If derivatives are being used in order to comply with Rule 35d-1, the Staff requested that the Registrant include this as one of its “Principal Investment Strategies.”

Response:                                                                The Registrant confirms that those portfolios that are using derivatives in order to comply with their 80% investment requirement have been properly disclosed in their respective principal investment strategies.

8.              Comment:                                                             The Staff requested that the Registrants provide brief descriptions of certain terms related to how an investment adviser categorizes certain investments that are currently undefined in the disclosure, i.e. “growth” and “value.”

Response:                                                                The Registrants appreciate the Staff’s comment but the Registrants believe that these are commonly used and understood terms throughout the mutual fund industry.

9.              Comment:                                                             The Staff requested that the Registrant remove the statement as to providing 60 days’ notice to changes in the portfolios’ investment policies as this is not permitted or required by Form N-1A in the Summary section, unless it was a “Principal Investment Strategy.”

Response:                                                               The Registrant appreciates the Staff’s comment, but the Registrant believes that the Rule 35d-1 disclosure is an important part of the portfolios’ “Principal Investment Strategies.”

10.       Comment:                                                             The Staff requested that if the Registrant has multiple sub-advisers managing a particular fund, the Registrant add this to the description of their investment strategies.  The Staff also requested that where this was the case, the Registrant also add risk disclosure related to having multiple sub-advisers, i.e. poor allocation between sub-advisers resulting in poor performance.

Response:                                                               The Registrant appreciates the Staff’s comment but currently the portfolio relevant to this Registrant that has disclosed multiple sub-adviser arrangements (ING Large Cap Value Portfolio) is not currently being managed by multiple sub-advisers and therefore no additional disclosure is necessary.

11.       Comment:                                                             The Staff requested that the Registrant consider moving language included in the “Principal Investment Strategy” section of the prospectus that reads “The Portfolio may invest in other investment companies, including exchange-traded funds…” from the disclosure in response to Item 4 of Form N-1A to the disclosure in response to Item 9 of Form N-1A, where applicable.  The Staff commented that this particular disclosure seemed to be included for funds/portfolios that did not actually invest in other investment companies.

Response:                                                               The Registrant appreciates the Staff’s comment but the Registrant believes that this disclosure is appropriate to include in response to Item 4 of Form N-1A.

12.       Comment:                                                             The Staff requested that the Registrants consider moving language included in the “Principal Investment Strategy” section of the prospectus that discusses the potential for the fund/portfolio to lend securities from the disclosure in response to Item 4 of Form N-1A to the disclosure in response to Item 9 of Form N-1A, where applicable.  The Staff commented that if the fund/portfolio was simply permitted to lend but did not do so as a means to achieve its investment objective it should be moved from Item 4 to Item 9.

Response:                                                               The Registrants appreciate the Staff’s comment but the Registrants believe that this disclosure is appropriate to include in response to Item 4 of Form N-1A.

13.       Comment:                                                             Pursuant to Item 4(b)(1)(iii) of Form N-1A the Staff requested that the Registrant confirm that where the following language is included in the prospectus, “An investment in the Fund/Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency,” the portfolio is actually advised by or sold through an insured depository institution.  If this is not the case, the Staff requested that the Registrant remove such language.

Response:                                                               The Registrant prefers to leave the disclosure in the prospectuses because the Registrants believe that the portfolios may be sold through an insured depository institution.

Performance Information

14.       Comment:                                                             The Staff requested that the Registrant remove the language that states “Thus, you should not compare the Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan,” as not permitted or required by Form N-1A in the Summary section.

Response:                                                                The Registrant appreciates the Staff’s comment but the Registrant believes that this disclosure is appropriate and believes that the language is clear in disclosing to the investor that he/she should compare the performance but only after taking into account the fees charged at the investment product level.

15.       Comment:                                                             The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:                                                               The Registrant appreciates the Staff’s comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

16.       Comment:                                                             The Staff requested that the Registrant show negative performance with a negative sign rather than a parenthetical.

Response:                                                               The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for our content management system, accounting system and XBRL.

17.       Comment:                                                             The Staff requested that for performance percentages reflected in the bar chart that are close to zero the Registrant confirms that it would be clearly visible as below or above the zero axis.  The Staff commented that for certain of the smaller numbers it looked like the bar chart reflected these as a flat line or zero.

Response:                                                               The Registrant confirms that percentages that are close to zero will be clearly visible.  These amounts appear in color (orange) in electronic and printed versions and when viewed in black and white they become blurred with the bar line which is black.

18.       Comment:                                                             The Staff requested that the Registrant move the footnotes to the performance table into the chart as a parenthetical as shown in Item 4 of Form N-1A.

Response:                                                               The Registrant appreciates the comment, but the Registrant believes that adding that disclosure as a parenthetical would make the table confusing due to the formatting of the table.

19.       Comment:                                                             The Staff requested that the Registrant modify the performance preambles to explain why more than one performance index is used to compare to the fund/portfolio.  The Staff commented that the Registrant should explain why the additional index is useful.

Response:                                                               The Registrant appreciates the Staff’s comment but the Registrant believes no further information on the additional indices is necessary pursuant to Instruction 6 to Item 27(b)(1) of Form N-1A.

20.       Comment:                                                             The Staff requested that the language in the “Purchase and Sale of Portfolio Shares” section that references certain parties who are permitted to purchase shares, i.e. “certain investment advisers and their affiliates” and “permitted investors,” be changed to better explain who is actually permitted to purchase shares.

Response:                                                               The Registrant appreciates the Staff’s comment but the Registrant believes that, consistent with exemptive relief received by the Registrant, the disclosure makes clear who may purchase shares of the portfolios and further revisions are not necessary.

21.       Comment:                                                             The Staff requested that the Registrant consider changing the language included in the prospectus in response to Item 9 of Form N-1A which includes a reference to the fund’s/portfolios’s summary prospectus “for a complete description” of the fund/portfolio “Principal Investment Strategies.”   The Staff suggested referencing the Summary Principal Investment Strategies without saying “for a complete description.”

Response:                                                               The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is appropriate.

Management of the Portfolios

22.       Comment:                                                             The Staff requested that the Registrant confirm that the language included in the prospectus regarding the investment adviser be updated with the filing of the 485(b) filing.  The Staff requested that the Registrant represent that if anything changes with regard to the investment adviser the Registrants will update the language appropriately.

Response:                                                               The Registrant confirms that updated information with respect to the investment adviser will be included in the portfolios’ 485(b) filing.  The Registrant also confirms that if anything changes with regard to the investment adviser, that has not been previously disclosed, the Registrant will take actions to update shareholders.

23.       Comment:                                                             The Staff requested that, pursuant to Item 10(a)(2) of Form N-1A, where applicable the Registrant add supplemental disclosure regarding the current employment of each portfolio manager to clarify that a current title held by a portfolio manager has been held for the past five years or disclose previous titles held within the past five years.

Response:                                                               The Registrant appreciates the Staff’s comment but the Registrant believes the current disclosure is appropriate in response to Item 10(a)(2) of Form N-1A.

24.       Comment:                                                             The Staff requested that the Registrant update the language that describes each of the portfolio manager’s responsibilities to distinguish the duties of each portfolio manager from each other.  The Staff commented that where the Registrant describes affiliated portfolio manager’s duties the description is responsive, but where the Registrant describes unaffiliated portfolio manager’s duties it needs to be more detailed.

Response:                                                               The Registrant appreciate the Staff’s comment but the Registrant believes the current disclosure is appropriate in response to Item 10(a)(2) of Form N-1A.  However, the Registrant will review for future filings.

How Shares are Priced

25.       Comment:                                                             The Staff requested that the Registrant clarify who the designated agent of a portfolio is that is referred to in the last paragraph of the “How Shares are Priced” section of the prospectus.

Response:                                                                The Registrant appreciates the Staff’s comment but the Registrant believes that given various separate accounts may invest in the portfolios and the nature of the entities that may invest in the portfolios the disclosure is appropriate.

Fund Specific Comments

Certain Portfolios — Fees and Expenses of the Portfolio Section

26.                             Comment:                                       The Staff requested that the Registrant remove the last sentence in the narrative preceding the Annual Portfolio Operating Expenses table that discusses the Management Fee and the “bundled fee” arrangement. This disclosure is neither permitted nor required in the Summary Prospectus. This disclosure may appear elsewhere in the prospectus in Item 10.

Response:                                          The Registrant appreciates the Staff’s comment but the Registrant believes that Form N-1A does not contemplate a “bundled fee” arrangement but that this information is important for shareholders to know.

ING BlackRock Health Sciences Opportunities Portfolio Class S Prospectus

27.                 Comment:                                                       The Staff noted that in the first paragraph of the portfolio’s principal investment strategies the disclosure states that “the portfolio will concentrate its investments (i.e. invest more than 25% of its assets) in health sciences or related industries” and that the Staff’s position is that “concentration” means an investment of 25% or more and requested that the Registrant consider revising the disclosure.

Response:                                                         The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure aligns with previous Staff guidance with respect to “concentration” pursuant to Guide 19 of Form N-1A and therefore no revisions are necessary.

ING Clarion Global Real Estate Portfolio Class S Prospectus

28.                 Comment:                                                       The Staff noted that the 3rd paragraph of the portfolio’s principal investment strategies references that the portfolio may invest in “Rule 144A securities” and the Staff requested that the Registrant revise the disclosure to add language to describe this type of investment.

Response:                                                         The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is appropriate.  However, the Registrant will review for future filings.

ING Clarion Real Estate Portfolio Class S Prospectus

29.                 Comment:                                                       With respect to the risk entitled “Investment Model” included in the portfolio’s principal risks section, the Staff requested that the Registrant clarify what part of the portfolio’s principal investment strategies initiates the need for this risk.

Response:                                                         The Registrant submits that the following statement contained in the 4th paragraph of the portfolio’s principal investment strategies initiates the need for this risk: “The Sub-Adviser uses proprietary analytical techniques to identify the securities which it believes will provide above-average cash flow yield and growth.”

ING FMRSM Diversified Mid Cap Portfolio Class S Prospectus

30.                  Comment:                                                      The Staff requested that the Registrant delete the word “generally” from the statement in the first paragraph of the portfolio’s principal investment strategies describing the definition of medium market capitalization companies or describe a situation when the definition would not apply.

Response:                                                         The Registrant has revised the disclosure as requested.

31.                 Comment:   With respect to the 5th paragraph of the portfolio’s principal investment strategies, the Staff noted that the last sentence appears to be risk related language and requests that the Registrant remove the language or move to the principal risks section.

Response:                                                                                                     The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure is appropriate.  However, the Registrant will consider revising in future filings.

ING Franklin Mutual Shares Portfolio Class S Prospectus

32.                 Comment:   The Staff requested that the Registrant confirm that any short sale expenses are less than 5bps and are included in the line item “Other Expenses” of the portfolio’s Annual Portfolio Operating Expenses table.  If these expenses are greater than 5bps the Staff requested that the Registrant provide those items in a separate line item to the table.

Response:                                                     The Registrant confirms that the portfolio’s short sale expenses are less than 5bps.

33.                 Comment:                                The Staff requested that the Registrant clarify what is meant by the term “primarily” in the section of the portfolio’s principal investment strategies that discusses that the portfolio invests “primarily in common stock.”

Response:                                  The Registrant appreciates the Staff’s comment but the Registrant does not believe additional disclosure is necessary as it is a commonly understood term.

ING Goldman Sachs Commodity Strategy Portfolio Class S Prospectus

The Staff provided the following comments regarding ING Goldman Sachs Commodity Strategy Portfolio (Cayman), Ltd, the wholly owned subsidiary (the “Subsidiary”) organized in the Cayman Islands, of the ING Goldman Sachs Commodity Strategy Portfolio (the “Portfolio”).

34.                   Comment:                                                 The Staff requested that the Registrant confirm that the Subsidiary complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”), specifically Sections 8 and 17.

Response:                                                    In complying with its fundamental and non-fundamental investment restrictions, the Portfolio will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Portfolio.  In addition, the Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as the Portfolio.  Similarly, the Portfolio typically looks through the Subsidiary, and aggregates the Subsidiary’s individual holdings together with the direct holdings of the Portfolio, for purposes of testing compliance with the Portfolio’s requirements under the 1940 Act.  Furthermore, any assets held by the Subsidiary that are maintained offshore will be held by the Portfolio’s custodian through its existing foreign custody network, consistent with the requirements of Rule 17f-5 under the 1940 Act.  The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies.  However, the Registrant is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Portfolio from doing indirectly “through or by means of any other person” (i.e. the Subsidiary) what it is prohibited from doing directly.  As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Portfolio to violate Section 48(a).

35.                   Comment:                                                 The Staff requested that the Registrant confirm that the investment advisory agreement between the Subsidiary and the adviser is included as an exhibit in Part C of the Registrant’s registration statement.

Response:                                                    The Registrant confirms that the agreement between the Subsidiary and the adviser is included as an exhibit in Part C of the Registrant’s registration statement.

36.                   Comment:                                                 The Staff requested that the Registrant confirm whether the Board of Trustees of the Subsidiary signs the registration statement and any subsequent amendments.

Response:                                                    The Board of Directors of the Subsidiary is not required to execute the Registrant’s registration statement or post effective amendments.  The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Portfolio’s securities.

37.                   Comment:                                                 The Staff requested that the Registrant confirm that the Portfolio had received a private letter ruling from the Internal Revenue Service (“IRS”) stating that an investment in the Subsidiary would create qualifying income for purposes of the regulated investment company (“RIC”) test under the Internal Revenue Code (“IRC”).

Response:                                                    The Registrant confirms that the IRS staff issued a private letter ruling confirming that an investment in the Subsidiary would create qualifying income for purposes of the RIC test under the IRC.

38.                   Comment:                                                 The Staff requested that the Registrant confirm that the Subsidiary has filed with the SEC consent to service of process and also consents to the examination of its books and records by the SEC staff.

Response:                                                    The Registrant confirms that the Subsidiary has filed with the SEC consent to service of process and also consents to the examination of its books and records by the SEC staff.

39.                   Comment:                                                 The Staff requested that the Registrant confirm that the Subsidiary consolidates its financial statement with the financial statements of the Portfolio and these consolidated numbers are included in the Portfolio’s fee table.

Response:                                                    The Registrant confirms that the Subsidiary consolidates its financial statement with the financial statements of the Portfolio and the numbers included in the Portfolio’s fee table are consolidated numbers of the Subsidiary and the Portfolio.  The Registrant is relying on a no-action letter where the Staff permitted consolidating the financial statements of a wholly-owned subsidiary, Fidelity Select Gold Cayman Ltd, a Cayman Islands limited company into the Gold Portfolio, a series of Fidelity Select Portfolio, a registered investment and business trust organized under the laws of the Commonwealth of Massachusetts.

40.                   Comment:                                                 The Staff requested that the Registrant confirm whether or not the Subsidiary’s principal investment strategies and/or principal risks are the same as the Portfolio’s principal investment strategies and/or principal risks.

Response:                                                      The Registrant confirms that the Subsidiary and Portfolio have the same principal investment strategies and principal risks.

41.                 Comment:                                                       The Staff requested that the Registrant revise the disclosures in the 12th paragraph of the portfolio’s principal investment strategies to clear up any inconsistencies the statements might suggest as they could be considered contradictory.

Response:                                                         The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure is accurate and clear.

ING Invesco Growth and Income Portfolio Class S Prospectus

42.                 Comment:                                                   The Staff requested that the Registrant confirm that the Russell 1000® Value Index is the correct benchmark for the portfolio as reflected in the portfolio’s Average Annual Total Returns table.

Response:                                                     The Registrant confirms that the Russell 1000® Value Index is the correct benchmark.

ING JPMorgan Emerging Markets Equity Portfolio Class S Prospectus

43.                 Comment:                                                       With respect to the portfolio’s principal risks section, the Staff requested that the Registrant consider adding “Investment Style” risk, “Leverage” risk, and “Sovereign Debt” risk.

Response:                                                         The Registrant appreciates the Staff’s comment but the Registrant does not believe these risks are necessary for this portfolio.

ING JPMorgan Small Cap Core Equity Portfolio Class S Prospectus

44.                 Comment:                                                       With respect to the 7th paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant revise the following phrase to clarify what the phrase means: “The second team employs a process that combines a proprietary stock ranking system with a fundamental overlay.”

Response:                                                         The Registrant appreciates the Staff’s comment but the Registrant does not believe a revision is necessary.  However, the Registrant will consider revising in future filings.

ING Large Cap Growth Portfolio Class S Prospectus

45.                 Comment:                                                       With respect to the 1st paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant revise the following phrase to clarify what the phrase means: “…and validate the expectations for earnings estimate revisions, particularly relative to consensus estimates.”

Response:                                                         The Registrant appreciates the Staff’s comment but the Registrant does not believe a revision is necessary.  However, the Registrant will consider revising in future filings.

ING Limited Maturity Bond Portfolio Class S Prospectus

46.                 Comment:                                                       With respect to the 4th paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant revise the following phrase to clarify what the phrase means: “…subject to appropriate limits.”

Response:                                                         The Registrant appreciates the Staff’s comment but the Registrant does not believe a revision is necessary.

ING Liquid Assets Portfolio Class S Prospectus

47.                 Comment:                                                       With respect to footnote 1 to the Annual Operating Expenses table, which discusses a waiver agreement between the portfolio, the adviser, and the distributor, the Staff asked that the Registrant provide a response to explain the basis for including the footnote before it would apply.

Response:                                                         The Registrant submits that the waiver arrangement is a contractual arrangement in place for the portfolio such that the portfolio’s yield will not be less than zero which has historically resulted in lower net expenses for the shareholder. Last, the Registrant believes it is important to include all waiver arrangements in a 485(a) filing.

48.                 Comment:                                                       With respect to the second and last paragraphs of the Principal Risks section which contains disclosure in response to Item 4(b)(1)(ii) and (iii), the Staff requested that the Registrant consolidate these paragraphs within this section.

Response:                                                        The Registrant appreciates the Staff’s comment but the Registrant prefers the current format of the disclosure.  However, the Registrant will consider for future filings.

ING Marsico Growth Portfolio Class S Prospectus

49.                 Comment:                                                       With respect to the 5th paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant clarify if the purpose of the paragraph is to disclose that the portfolio won’t concentrate.  If so, please clarify so that the disclosure isn’t confusing.

Response:                                                        The Registrant appreciates the Staff’s comment and the purpose of the disclosure is to disclose to shareholders that the sub-adviser may “focus” the portfolio’s investments in a sector and the Registrant believes that the disclosure is appropriate.

ING Morgan Stanley Global Franchise Portfolio Class S Prospectus

50.                 Comment:                                                       With respect to the 5th paragraph of the portfolio’s principal investment strategies, the Staff noted that a section states that “the portfolio may concentrate its holdings in a relatively small number of companies and may invest up to 25% of the Portfolio’s assets in a single issuer” and the Staff commented that the sub-adviser can’t reserve the right to concentrate and please clarify the disclosure.

Response:                                                        The Registrant appreciates the Staff’s comment but the Registrant does not believe that is the intent of the first part of the disclosure and does not believe revisions are necessary.  The Registrant will consider revising in future filings.  Last, the Registrant wants to clarify that the second part of the statement is referring to diversification.

ING PIMCO High Yield Portfolio Class S Prospectus

51.                 Comment:                                                      The Staff requested that the Registrant confirm that any short sale expenses are less than 5bps and are included in the line item “Other Expenses” of the portfolio’s Annual Portfolio Operating Expenses table.  If these expenses are greater than 5bps the Staff requested that the Registrant provide those items in a separate line item to the table.

Response:                                                        The Registrant confirms that the portfolio’s short sale expenses are less than 5bps.

52.                 Comment:                                                       With respect to the first sentence of the risk entitled “Credit Default Swaps” of the portfolio’s Principal Risks section, the Staff requested that, if appropriate, the Registrant move this statement to the portfolio’s principal investment strategies.

Response:                                                         The Registrant appreciates the Staff’s comment, but the Registrant prefers not to revise the disclosure.  The Registrant will consider revising in future filings.

53.                   Comment:                                                     The Staff requested that the Registrant modify the performance preambles to explain why more than one performance index is used to compare to the fund/portfolio.  The Staff commented that the Registrant should explain why the additional index is useful.

Response:                                                         The Registrant appreciates the Staff’s comment but the Registrant believes no further information on the additional indices is necessary pursuant to Instruction 6 to Item 27(b)(1) of Form N-1A.

ING PIMCO Total Return Bond Portfolio Class S Prospectus

54.                 Comment:                                                       The Staff requested that the Registrant confirm that any short sale expenses are less than 5bps and are included in the line item “Other Expenses” of the portfolio’s Annual Portfolio Operating Expenses table.  If these expenses are greater than 5bps the Staff requested that the Registrant provide those items in a separate line item to the table.

Response:                                                        The Registrant confirms that the portfolio’s short sale expenses are less than 5bps.

ING Pioneer Fund Portfolio Class S Prospectus

55.                 Comment:                                                       With respect to the “value” approach language included in the third paragraph of the portfolio’s principal investment strategies, the Staff requested that the Registrant, if appropriate, include the risk entitled “Value Investing” to the portfolio’s Principal Risks section.

Response:                                                        The Registrant appreciates the Staff’s comment but “value” language is included in the risk entitled “Market” risk and the Registrant does not believe revisions are necessary.  However, the Registrant will consider for future filings.

ING T. Rowe Price Equity Income Portfolio Class S Prospectus

56.                  Comment:  The Staff noted that the performance percentage (0.89)% for the year 2011 reflected in the bar chart appears as a flat line or a zero.

Response:                                                        The Registrant confirms that percentages that are close to zero will be clearly visible.  These amounts appear in color (orange) in electronic and printed versions and when viewed in black and white they become blurred with the bar line which is black.

ING Templeton Global Growth Portfolio Class S Prospectus

57.                 Comment:                                                       With respect to the 4th paragraph of the portfolio’s principal investment strategies, the Staff noted that the disclosure discusses the sub-adviser’s “value-oriented”

approach and the Staff requested that the Registrant confirm that this is accurate given that the portfolio’s name includes “growth.”

Response:                                                        The Registrant appreciates the Staff’s comment and confirms that this disclosure is accurate.

ING U.S. Stock Index Portfolio Class S Prospectus

58.                 Comment:                                                       With respect to the second paragraph of the section entitled “Performance Information,” the Staff noted that the disclosure references that Class I shares’ performance has been adjusted and the Staff requested that the Registrant please disclose how the performance has been adjusted.

Response:                                                        The Registrant appreciates the Staff’s comment and the Registrant has revised the disclosure as requested.

ING Bond Portfolio

59.                 Comment:                                                       The Staff noted that in footnote 4 to the portfolio’s Annual Portfolio Operating Expenses table, the disclosure states that the distributor is obligated to waive a portion of its fee such that the portfolio’s expenses do not exceed 0.75% but the portfolio’s SAI states that the portfolio’s investment adviser is responsible for this waiver.  Please clarify the disclosure.

Response:                                                        The Registrant appreciates the Staff’s comment and the Registrant has revised the disclosure in the portfolio’s SAI to reflect that the distributor is responsible for this disclosure.

ING DFA Global Allocation Portfolio Class ADV Prospectus

60.                 Comment:                                                       The Staff requested that the Registrant modify the performance preamble to explain why more than one performance index is used to compare to the fund/portfolio.  The Staff commented that the Registrant should explain why the additional index is useful.

Response:                                                     The Registrant appreciates the Staff’s comment but the Registrant believes no further information on the additional indices is necessary pursuant to Instruction 6 to Item 27(b)(1) of Form N-1A.

61.                  Comment:                                                     The Staff requested that the Registrant remove the paragraph that follows the list of portfolio managers in the section entitled “Portfolio Management” as it is neither required nor permitted under Form N-1A.  The Staff suggested that the Registrant move the disclosure to Item 10.

Response:                                                        The Registrant appreciates the Staff’s comment and the disclosure has been removed as requested.

ING Franklin Templeton Founding Strategy Portfolio Class S Prospectus

62.                 Comment:                                                       The Staff requested that the Registrant revise the portfolio’s principal investment strategies to include the strategies and goals of the three underlying funds in which the portfolio invests so that it is clear why certain risks have been included.

Response:                                                     The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is appropriate.

63.                 Comment:                                                       With respect to the section entitled “Key Information about the Underlying Funds,” the Staff requested that the Registrant remove the second paragraph of the introduction which states that the adviser or sub-adviser may or may not invest in the underlying funds to align with the portfolio’s principal investment strategies.

Response:                                                     The Registrant appreciates the Staff’s comment and the Registrant has removed the disclosure as requested.

ING Global Perspectives Portfolio Class ADV Prospectus

64.                 Comment:                                                      With respect to the section entitled “Performance Information,” the Staff requested that the Registrant consider adding “placeholder” information describing the types of information that will be included in the future.

Response:                                                     The Registrant appreciates the Staff’s comment but the Registrant believes the current disclosure is appropriate.

65.                 Comment:                                                       With respect to the section entitled “Management Fee” the Staff noted that the disclosure states that the management fee is determined based upon the amount of the portfolio’s assets that are invested in underlying funds and the amount of the portfolio’s assets allocated to direct investments and the Staff requested that the Registrant revise the disclosure such that it is clear that the current management fee is based upon the assumption that the 100% of the portfolio’s assets will be invested in underlying funds.

Response:                                                     The Registrant appreciates the Staff’s comment but the Registrant does not believe this disclosure is necessary as the management fee reflected in the portfolio’s Annual Operating Expenses table demonstrates this allocation.

ING Retirement Conservative Portfolio Class ADV Prospectus

ING Retirement Growth Portfolio Class ADV Prospectus

ING Retirement Moderate Growth Portfolio Class ADV Prospectus

ING Retirement Moderate Portfolio Class ADV Prospectus

66.                 Comment:                                                       With respect to the 1st paragraph of the portfolios’ principal investment strategies, the Staff noted that a section states that “…the portfolio invests in a combination of Underlying Funds according to a formula that over time is intended to reflect and allocation of approximately…” The Staff requested that the Registrant consider revising as it is unclear what the target allocations are supposed to be.

Response:                                                     The Registrant appreciates the Staff’s comment and the Registrant has revised the disclosure as requested.

67.                 Comment:                                                       With respect to the 3rd paragraph of the portfolios’ principal investment strategies, the Staff noted that a section states that a potential reason for the portfolios using derivatives would be “to make tactical allocations.” The Staff requested that the Registrant consider revising as it is unclear what this means.

Response:                                                     The Registrant appreciates the Staff’s comment but the Registrant believes that it is clear that “tactical allocations” refers to a temporary strategy and believes that the disclosure is appropriate.

68.                 Comment:                                                       With respect to the last sentence of the 5th paragraph which states “As a result, the investment model may take into account the ING affiliated insurance companies’ considerations related to their reduction of investment risk and their ability to hedge their risk in issuing guarantees on variable annuity contracts,” the Staff requested that the Registrant revise this disclosure to summarize what the considerations are.

Response:                                                     The Registrant appreciates the Staff’s comment but the Registrant believes the current disclosure is appropriate because when this sentence is taken in totality with the full paragraph it is clear what those considerations are.

ING American Funds World Allocation Portfolio Prospectus

69.                 Comment:                                                       The Staff requested that, to the extent possible, that the Registrant revise the portfolio’s principal investment strategies to include disclosure as to how the sub-adviser selects underlying funds and how the sub-adviser categorizes them.

Response:                                                     The Registrant appreciates the Staff’s comment but the Registrant believes that the portfolio’s principal investment strategies disclose the types of underlying funds the sub-adviser chooses as well as the types of assets in which the underlying funds invest and the Registrant believes this disclosure is appropriate.

ING American Funds Global Growth and Income Portfolio Prospectus

70.                 Comment:                                                       With respect to footnote 3 to the portfolio’s Annual Operating Expenses table, the Staff noted that there is a reference to waiver of a portion of the portfolio’s administration fee but this does not seem to reconcile to language in the section of the portfolio’s prospectus entitled “The Administrator” which discusses the administration fee of the portfolio.

Response:                                                     The Registrant appreciates the Staff’s comment and the Registrant has revised the disclosure in the section entitled “The Administrator” such that there is no inconsistency.

ING American Funds International Growth and Income Portfolio

71.                 Comment:                                                       The Staff requested that the Registrant, to the extent possible, include or revise the portfolio’s principal investment strategies that will differentiate the portfolio from ING American Funds Global Growth and Income Portfolio.

Response:                                                     The Registrant appreciates the Staff’s comment but the Registrant believes that the portfolio’s principal investment strategies are drafted to reflect the differences between the two portfolios’ respective Master Funds.  For example, the principal investment strategies for ING American Funds International Growth and Income states that its Master Fund intends to invest primarily in companies domiciled outside the United States.

Key Portfolio Information Section

72.                 Comment:                                                   With respect to the section entitled “Portfolio Diversification” the Staff requested that the Registrant explain the reason the portfolios may be diversified even though the portfolios are invested 100% in the respective Master Funds.

Response:                                                     The Registrant appreciates the Staff’s comment but consistent with previous SEC guidance the portfolios may “look through” to the Master Funds’ investments to determine consistency with their fundamental investment policies with respect to diversification.

Portfolio Managers to each Master Fund

73.                Comment:                                                       The Staff requested that the Registrant, if possible, add additional language as to each portfolio manager’s responsibilities to the column entitled “Portfolio Counselors Role in the Management of the Master Fund.”

Response:                                                     The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure included in the column is appropriate.  In addition, the Registrant would like to note that there is further disclosure of the portfolio manager section in the first paragraph of this section.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Senior Vice President and Counsel
ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

[ING FUNDS LOGO]

April 22, 2013

VIA EDGAR

Ms. Rebecca Marquigny

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:                          ING Investors Trust

(File Nos. 33-23512; 811-5629)

Dear Ms. Marquigny:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments
cc:	Jeffrey Puretz, Esq.
Dechert LP